EXHIBIT 99.1

Golar LNG Partners LP - Announcement of filing of Form 20-F Annual Report

HAMILTON, Bermuda, April 29, 2015 (GLOBE NEWSWIRE) -- Golar LNG Partners LP announces that it has filed its Form 20-F for the year ended December 31, 2014 with the Securities and Exchange Commission in the U.S.

Form 20-F can be downloaded from the link below.

April 29, 2015

The Board of Directors

Golar LNG Partners LP

Hamilton, Bermuda

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

2014 Annual Report 20-F http://hugin.info/147317/R/1917046/685737.pdf

CONTACT: Stuart Buchanan
  Stuart.Buchanan@golar.com
  +442070637911

  Roger Swan
  roger.swan@golar.com
  +44 207 063 7913